August 5, 2011
Via EDGAR & Overnight Courier
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Re: Assisted Living Concepts, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
File No. 001-13498
Dear Mr. Spirgel:
On behalf of Assisted Living Concepts, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 21, 2011 (the “Comment Letter”), I submit this letter on behalf of the Company in response to the Comment Letter.
For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7 — Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 22
Future Liquidity and Capital Resources, page 45
1. Please provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
August 5, 2011

RESPONSE: In the Company’s disclosure under the heading “Future Liquidity and Capital Resources - $125 Million Credit Facility” on page 46 of the Form 10-K, the Company referred to its new five year $125 million revolving credit facility with U.S. Bank National Association described under “-Debt Instruments” on page 44 of the Form 10-K and stated that the new facility “is available to us to provide liquidity for expansions, acquisitions, working capital, capital expenditures, share repurchases, and for other general corporate purposes.” While the Company believes this disclosure and other disclosure included elsewhere in the Management’s Discussion and Analysis of Financial Condition and Results of Operations adequately addressed the requirements under Section IV of the Commission’s December 29, 2003 Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350), in future filings, the Company will provide specific language regarding its ability to meet long-term liquidity needs in connection with its disclosure regarding the adequacy of its available sources of funds over the next twelve months. Under the present circumstances, such revised disclosure would be substantially to the effect that:
“At the present time and under the present circumstances, we believe our current and forecasted levels of cash flows, availability under our $125 million credit facility which matures in February 2016 and other available sources of capital including possible refinancing of existing loans and availability of additional loans on unencumbered properties, will be sufficient to fund operations, expansions, acquisitions, stock repurchases, anticipated capital expenditures, dividends and required payments of principal and interest on our debt for the next twelve months and on a longer term basis for the foreseeable future.”
2. We note your statement that continued poor economic conditions could constrain your ability to remain in compliance with certain operating and occupancy covenants in the CaraVita operating lease and that failure to comply could have a material adverse impact on your operations. To the extent that you remain at risk of non-compliance, disclose the CaraVita operating lease covenants and your performance relative thereto. Confirm that you will disclose any other material contractual covenants for which you are at risk of default, as well as your relative performance.
RESPONSE: The Company has included disclosure regarding the CaraVita operating lease covenants and cautionary language related to possible adverse consequences in the event of failure to meet those covenants because the amount of the payment that could be accelerated is substantial. The Company believes additional disclosure of the operating lease covenants and its performance relative thereto is not meaningful or required under the guidance contained in Release No. 33-8350 for the following reasons:

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
August 5, 2011

1.	Based upon current and reasonably foreseeable events and conditions, the Company does not believe that it has a reasonably likely degree of risk of breach of the CaraVita covenants.
2.	The Company believes that in the unlikely event of a breach, the consequences would be less severe than those disclosed. Remedies, such as restructuring of the lease or a requirement to have reserves to reduce the lessor’s risk exposure related to future rent payments, would not be reasonably likely to have a material adverse impact on the Company’s results of operations or financial condition.
Assuming the Company continues to believe that the risk of breach is not reasonably likely, in future filings, the Company will add something substantially to the effect of the following language to the CaraVita covenants:
“Based upon current and reasonably foreseeable events and conditions, the Company does not believe that there is a reasonably likely degree of risk of breach of the CaraVita covenants.”
If the likelihood of a breach or default on these or any other material contractual covenants rises to the level of reasonably likely, we will disclose that the Company is at risk of breach or default as well as the Company’s performance relative to the covenants.
Part III Information Incorporated by Reference to the Definitive Proxy Statement Filed March 22, 2011 as Revised March 23, 2011
Executive Compensation, page 19
Compensation Philosophy and Objectives, page 20
3. Discuss how the compensation committee uses benchmarking information to determine the levels and amounts of named executive officer compensation.
RESPONSE: As discussed in the Compensation Discussion and Analysis section of the Company’s 2011 Definitive Proxy Statement under the heading “Compensation Philosophy and Objectives — Benchmarking”, in connection with its review of ALC’s executive compensation programs in 2010, the Compensation/Nomination/Governance Committee reviewed the compensation practices of selected companies as disclosed in their proxy statements. The Committee requested that management prepare comparisons of compensation practices of five peer companies (Brookdale Senior Living, Inc., Capital Senior Living Corporation, Emeritus Corporation, Five Star Quality Care, Inc. and Sunrise Senior Living, Inc.) and one Wisconsin-based public company in a related industry and with a similar-sized market capitalization (The Marcus Corporation).

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
August 5, 2011

The competitive pay information derived from the peer companies is one of a number of factors and reference points used by the Committee in setting executive compensation. When making compensation decisions, the Committee does not target or set executive compensation to specific benchmark percentiles. Consequently, depending upon one or more of these factors and reference points, a named executive officer’s individual pay components and total direct compensation may be below, within, or above the median of the competitive pay information.
In future filings, the Company will disclose how the Committee analyzed and used the benchmarking information in determining executive compensation.
4. Please disclose the target payout percentage of base salary for each named executive officer under the cash incentive compensation plan.
RESPONSE: In 2010 the target payout percentage of base salary for each named executive officer was as follows: Laurie A. Bebo 75%, John Buono 50%, Eric B. Fonstad 35%, Walter A. Levonowich 30% and Mary T. Zak-Kowalczyk 20%.The Company will provide the target payout percentage information in future filings.
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The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, and that Staff comments or changes to such disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (262) 257-8999 if you have any questions or further comments.

Sincerely,
/s/ John Buono
John Buono
Senior Vice President, Chief Financial Officer and Treasurer